Kalos Capital, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 2,079,535
Deposits with clearing organization	150,000
Commissions receivable	1,782,072
Accounts receivable	203,829
Prepaid expenses	234,397
Total assets	**$ 4,449,833**

Liabilities and stockholders' equity

Liabilities

Accounts payable and accrued expenses	$ 122,845
Commissions payable	1,874,488
Deferred Revenue	246,000
Total liabilities	**2,243,333**

Stockholders' equity

Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Paid-in capital	50,900
Retained earnings	2,155,500
Total stockholders' equity	**2,206,500**
Total liabilities and stockholders' equity	**$ 4,449,833**

The accompanying notes are an integral part of these financial statements.